SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE PERIOD BETWEEN JULY 27, 2005 AND AUGUST 22, 2005
CDC CORPORATION
(Exact name of Registrant as specified in its Charter)
34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 Press Release dated August 19, 2005, China.com Inc. Extends Its Shareholding in 17game
EX-1.2 Press Release dated August 19, 2005, CDC Corporation reports revenues for Q2, 2005

EXHIBITS

Exhibit	Description
1.1	Press Release dated August 19, 2005
China.com Inc. Extends Its Shareholding in 17game

1.2	Press Release dated August 19, 2005
CDC Corporation reports revenues of US$64.6 million for Q2 2005, up 44% year-on-year

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 22, 2005
CDC CORPORATION

/s/ Keith Oliver

By:	Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated August 19, 2005
China.com Inc. Extends Its Shareholding in 17game

1.2	Press Release dated August 19, 2005
CDC Corporation reports revenues of US$64.6 million for Q2 2005, up 44% year-on-year